UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

Investor Relations PRESS RELEASE No. RI008

Grupo Televisa invests in debt of Tenedora Ares

MEXICO CITY, August 1, 2013 – Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) today announced an investment of Ps.7,000 million in convertible debt instruments which, subject to regulatory approvals, will allow Televisa to acquire 95% of the equity interest of Tenedora Ares, S.A.P.I. de C.V. (“Ares”), owner of 51% of the equity interest of Grupo Cable TV, S.A. de C.V. (“Cablecom”).

In addition, Ares will have an option to acquire in the future, subject to regulatory approvals, the remaining 49% of the equity interest of Cablecom at a value of approximately 9.3 times earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the 12-month period preceding the closing of such acquisition.

As part of this transaction, Televisa also invested approximately Ps.2,500 million in a debt instrument issued by Ares.

Cablecom is a telecommunications company that offers video, telephony and data services in Mexico. In addition, through a separate subsidiary, Cablecom provides data, telephony, value added services, and virtual networks to corporate customers.

The company has close to 1.2 million revenue generating units, of which 70% are video services, with the balance being data and telephony services.

Cablecom estimates that on 2014 it will reach approximately Ps.3,900 million in revenue and approximately Ps.1,600 million in EBITDA.

This press release contains forward-looking statements based on the current expectations of Grupo Televisa, S.A.B.  Actual future events or results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Grupo Televisa, S.A.B. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:
Carlos Madrazo / Eduardo Nestel
Tel: (52 55) 5261 2445 / Fax: (52 55) 5261 2494 / ir@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / moctezumag@televisa.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: August 1, 2013	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel